EXPERT DOJO

2021 Report

Dear investors,

We could not be doing better. I am always careful not to paint a picture that is too rosy but if you sit and listen to any of our cohort pitches you will realize that we have some of the top early stage startups in the world. We are finding these early stage companies all over the world and with over 170 investments its only going to get better. Keep supporting us as you currently are and eep supporting our investment companies and we will get to 500 investments by the end of 2026 as we planned.

We need your help!

Deal flow to us and investment in our portfolio companies. We want our investors looking at all the companies we invest in to offer investment to the ones they like and to offer mentorship and support to those they want to get to know better. Wefunder investors have a multitude of skills and the more you help our comapanies the better they will do and the more revenue that Expert DOJO will make. We are all in this together.

Sincerely,

Silvia Olmedo

Board member

Brian Mac Mahon

Founder & CEO

Our Mission

The world's most successful accelerator with over 500 investments in some of the fastest-growing companies in the world. Projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+

The Good

Basically A lot went well, and our Growth was evident. We added up to 100 Companies to Our Portfolio

We are on track for 100 new investments in 2022 which is right on target.

We have increased our monthly revenue and our rating for our training and acceleraotr support program is better than ever

The Bad

We need to hire so many people to keep up with our growth. We need portfolio managers right now along with scouts

we need to build a better structure around enquiry management - new CRM

We need to improve our PR and make sure Expert DOJO are known outside California

2021 At a Glance

January 1 to December 31

$661,383 +5%
Revenue

-$787,097
Net Loss

$51,487 +192%
Short Term Debt

$1,195,000
Raised in 2021

$29,943
Cash on Hand
As of 12/31/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$629,145
$-268,501
$661,383
$-787,097
2020
2021

Net Margin: -119% **Gross Margin: 76%** **Return on Assets: -217%** **Earnings per Share: -$78,709.70** **Revenue per Employee: $110,231** **Cash to Assets: 85%** **Revenue to Receivables: 1,203%** **Debt Ratio: 185%**

Expert_Dojo_2020-2021_Audited_Financials_with_footnotes.pdf

Expert_Dojo_2022_Financial_Statements__1_.xlt

We ❤ Our 877 Investors

Thank You For Believing In Us

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Thank You!

From the Expert DOJO Team





Brian Mac Mahon

Founder & CEO



Sophie Angner

Head of Operations

Sophie coordinates the 3-months startup program that all of our startups participate in. She has several years of experience in helping startups launch in the United States and worked for a long time for the Swedish American Chamber of Commerce.



Jonathan Wallace

Senior Associate

Jonathan is responsible for sourcing the companies into the accelerator program, performing due diligence, and investing in companies.



Victoria Mehran

Investment Associate

Victoria has over ten years of experience investing, mentoring, and advising entrepreneurs in their journey. Additionally, she is an Advisor at Astia Angel Group, Women Network, 13 Ventures, and Green Hill Ventures, Startupscale 360.



Nektar Baziotis

Head of Tech

Nektar has more than 20 years of experience in International Business Development, IT Project Management, IT Business Consulting, E-Learning, and Artificial Intelligence. Nektar is one of the Co-Founders of ENKI Inc. and Apogee Information Systems.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Silvia Olmedo	Associate content producer @ Televisa	2019
Brian Mac Mahon	Founder & CEO Expert Dojo @ Expert Dojo	2015
Nektar Baziotis	Bus Dev @ Eniki Tech	2019

Officers

OFFICER	TITLE	JOINED
Isabelle Persson	Head Of Investments	2020
Sophie Angner	Secretary	2019
Brian Mac Mahon	Founder	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Brian Mac Mahon	8,125,000 Common Stock	78.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2017	$50,000	Preferred Stock	Regulation D, Rule 506(b)
07/2018	$50,000	Preferred Stock	Regulation D, Rule 506(b)
10/2018	$100,000		Section 4(a)(2)
10/2018	$7,500	Preferred Stock	Regulation D, Rule 506(b)
02/2019	$50,000	Preferred Stock	Regulation D, Rule 506(b)
08/2019	$25,000	Preferred Stock	Regulation D, Rule 506(b)
05/2020	$48,532		Other
09/2020	$125,000	Preferred Stock	Regulation D, Rule 506(b)
04/2021	$50,000	Preferred Stock	Regulation D, Rule 506(b)
06/2021	$75,000	Preferred Stock	Regulation D, Rule 506(b)
10/2021	$1,070,000		4(a)(6)
07/2022	$100,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	05/16/2020	$48,532	$41,353	1.0%	05/16/2023	Yes
Daylight Investors LLC	07/11/2022	$100,000	$0	5.0%	10/09/2022	

Related Party Transactions

The Company works in tandem with its affiliate Expert Dojo Ventures LLC, a California Limited Liability Company and holding company ("Ventures"). Ventures was formed for the purpose of holding interest in the startup portfolio of companies that go through its accelerator program. Ventures secures funding from Expert Dojo investors which subsequently fund the startup companies accepted into the program in exchange for various equity interest in each startup company. Ventures and the Company operate under the agreement that current and future training fees earned from providing various services and training sessions to each startup company will be earned by the Company only. If the Expert Dojo brand was acquired, both companies would be required to be collectively acquired. Ventures does not earn revenue or incur operating expenses.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	2,500,000	1,273,760	Yes
Common Stock	10,000,000	9,020,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

As the portfolio grows wee need to keep up with hiring the same high level of staff within our fund. We could potentially fail in quality.

Our current our future portfolio companies might give us bad PR which then will affect Expert DOJO negatively, and add the risk that startups don't want our funding.

COVID might interfere with the startup ecosystem and slowdown success rate within startups, as well of the amount of new founders and companies on the market.

We might not be able to invest in the companies that we want to invest in, due to competition from other investors.

Our companies may not succeed and this will reduce our forecasted revenue. Our intention is to mitigate this with the quantity and quality of companies we invest in.

We may not raise additional funds to invest in more companies in the future, limiting the revenue upside.

Our training program may not be sufficiently good to move the growth and investment needle for the companies we invest in.

We may fail in our objective to find the best companies in the world to invest in, even though we have 6 associates out searching for these companies.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the

be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Expert Dojo, Inc.

- California Corporation
- Organized January 2015
- 6 employees

Expert DOJO Unit 308
395 Santa Monica P
Santa Monica CA 90401

http://www.expertdojo.com

Business Description

Refer to the Expert DOJO profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Expert DOJO is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.